Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three and six months ended June 30, 2026 and 2025

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
June 30, 2026 and December 31, 2025

	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$23,946	$27,158
Accounts receivable (note 6)	6,146	10,177
Inventories (note 7)	2,745	3,037
Prepaid expenses	632	1,182
Total current assets	33,469	41,554
Long-term investments (note 8)	44,028	42,714
Property, plant and equipment (note 9)	5,552	5,605
Operating lease right-of-use assets	1,537	1,756
Other long-term assets	421	2,380
Total assets	$85,007	$94,009
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 10)	$16,416	$17,933
Warrant liabilities (note 12)	11,337	—
Current portion of operating lease liabilities	491	493
Current portion of long-term debt (note 11)	972	2,924
Current portion of warranty liability	113	199
Total current liabilities	29,329	21,549
Long-term operating lease liabilities	1,082	1,292
Warranty liability	937	966
Other long-term liabilities	1,388	1,389
Total liabilities	32,736	25,196
Shareholders’ equity:
Share capital (note 13):
Unlimited common and preferred shares, no par value
18,995,734 (2025 - 17,351,005) common shares issued and outstanding	1,247,185	1,246,793
Other equity instruments	8,898	8,968
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,174,983)	(1,157,901)
Accumulated other comprehensive loss	(40,345)	(40,563)
Total shareholders' equity	52,271	68,813
Total liabilities and shareholders' equity	$85,007	$94,009
Commitments and contingencies (note 15)

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Brad Kotush	Director	Daniel Sceli	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025

	Three months ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenue	$2,717	$12,498	$5,002	$19,821
Cost of revenue	2,584	11,656	4,353	17,444
Gross profit	133	842	649	2,377
Operating expenses:
Research and development	1,211	1,574	2,434	2,867
General and administrative	4,174	4,106	7,008	6,778
Sales and marketing	224	290	431	733
Foreign exchange loss (gain)	1,693	(4,224)	2,700	(5,427)
Depreciation and amortization	45	106	155	214
	7,347	1,852	12,728	5,165
Loss from operations	(7,214)	(1,010)	(12,079)	(2,788)

Loss from investments accounted for by the equity method (note 8)	(1,283)	(3,686)	(2,664)	(7,570)
Change in fair value of warrant liabilities (note 12)	(1,496)	—	(1,496)	—
Financing transaction costs	(1,085)	—	(1,085)	—
Interest on long-term debt	(68)	(166)	(158)	(358)
Interest and other income, net of bank charges	(6)	(147)	736	502
Loss before income taxes	(11,152)	(5,009)	(16,746)	(10,214)
Income tax expense	223	44	336	134
Net loss from continuing operations	(11,375)	(5,053)	(17,082)	(10,348)
Net loss from discontinued operations (note 5)	—	(29,291)	—	(26,447)
Net loss for the period	(11,375)	(34,344)	(17,082)	(36,795)
Other comprehensive income (loss):
Cumulative translation adjustment	863	6,921	2,737	10,562
Ownership share of equity method investments' other comprehensive loss	(337)	(1,464)	(2,519)	(2,293)
	526	5,457	218	8,269
Comprehensive loss	$(10,849)	$(28,887)	$(16,864)	$(28,526)

Net loss per share:
From continuing operations - basic and diluted	$(0.64)	$(0.29)	$(0.97)	$(0.60)
From discontinued operations - basic and diluted	$—	$(1.69)	$—	$(1.53)
Net loss per share - basic and diluted	$(0.64)	$(1.98)	$(0.97)	$(2.12)
Weighted average common shares outstanding:
Basic and diluted	17,822,491	17,338,288	17,609,725	17,330,527

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three months and six months ended June 30, 2026 and 2025

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
	Three months ended June 30, 2025
April 1, 2025	17,326,732	$1,246,408	$9,081	$11,516	$(1,098,726)	$(30,681)	$137,598
Issuance of common shares on exercise of share units	24,273	235	(235)	—	—	—	—
Stock-based compensation	—	—	181	—	—	—	181
Net loss for the period	—	—	—	—	(34,344)	—	(34,344)
Other comprehensive income	—	—	—	—	—	5,457	5,457
June 30, 2025	17,351,005	$1,246,643	$9,027	$11,516	$(1,133,070)	$(25,224)	$108,892

	Six months ended June 30, 2025
January 1, 2025	17,282,934	$1,245,805	$9,472	$11,516	$(1,096,275)	$(33,493)	$137,025
Issuance of common shares on exercise of share units	68,071	838	(838)	—	—	—	—
Stock-based compensation	—	—	393	—	—	—	393
Net loss for the period	—	—	—	—	(36,795)	—	(36,795)
Other comprehensive income	—	—	—	—	—	8,269	8,269
June 30, 2025	17,351,005	$1,246,643	$9,027	$11,516	$(1,133,070)	$(25,224)	$108,892

	Three months ended June 30, 2026
April 1, 2026	17,395,734	$1,247,059	$8,788	$11,516	$(1,163,608)	$(40,871)	$62,884
Issuance of common shares, net	1,600,000	126					126
Stock-based compensation	—	—	110	—	—	—	110
Net loss for the period	—	—	—	—	(11,375)	—	(11,375)
Other comprehensive income	—	—	—	—	—	526	526
June 30, 2026	18,995,734	$1,247,185	$8,898	$11,516	$(1,174,983)	$(40,345)	$52,271

	Six months ended June 30, 2026
January 1, 2026	17,375,213	$1,246,793	$8,968	$11,516	$(1,157,901)	$(40,563)	$68,813
Issuance of common shares on exercise of share units	20,521	266	(266)	—	—	—	—
Issuance of common shares, net	1,600,000	126					126
Stock-based compensation	—	—	196	—	—	—	196
Net loss for the period	—	—	—	—	(17,082)	—	(17,082)
Other comprehensive income	—	—	—	—	—	218	218
June 30, 2026	18,995,734	$1,247,185	$8,898	$11,516	$(1,174,983)	$(40,345)	$52,271

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months and six months ended June 30, 2026 and 2025

	Three months ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Operating activities:
Net loss for the period from continuing operations	$(11,375)	$(5,053)	$(17,082)	$(10,348)
Adjustments to reconcile net income (loss) to net cash used in continuing operating activities:
Depreciation and amortization	255	219	467	397
Stock-based compensation expense	110	126	196	304
Unrealized foreign exchange loss (gain)	1,693	(4,224)	2,700	(5,427)
Deferred income tax (recovery)	—	(6)	—	(9)
Loss from investments accounted for by the equity method	1,283	3,686	2,664	7,570
Interest on long-term debt	23	23	47	45
Inventory write-downs	54	140	54	110
Bad debt expense	14	—	2	—
Change in fair value of warrant liabilities (note 12)	1,496	—	1,496	—
Financing transaction costs	1,085	—	1,085	—
Warranty provision	(124)	—	(124)	—
Changes in working capital	923	(533)	594	(6,869)
Net cash used in operating activities from continuing operations	(4,563)	(5,622)	(7,901)	(14,227)
Net cash (used in) provided by operating activities from discontinued operations	—	(582)	—	3,125
Investing activities:
Purchase of property, plant and equipment (note 9)	(48)	(822)	(480)	(1,395)
Proceeds from holdback receivable (note 6)	—	—	5,844	10,450
Capital contributions to investments accounted for by the equity method (note 8)	(3,512)	(4,185)	(6,364)	(8,871)
Net cash (used in) provided by investing activities from continuing operations	(3,560)	(5,007)	(1,000)	184
Net cash used in investing activities from discontinued operations	—	(460)	—	(2,947)
Financing activities:
Repayments of operating lines of credit and long-term facilities	(1,000)	(1,000)	(2,000)	(2,000)
Drawings on operating lines of credit and long-term facilities	—	—		—
Proceeds from issuance of common share, warrants, and pre-funded warrants	10,000	—	10,000	—
Payment of shares and warrants issuance costs	(700)	—	(700)	—
Net cash (used in) provided by financing activities from continuing operations	8,300	(1,000)	7,300	(2,000)
Net cash used in financing activities from discontinued operations	—	(3,176)	—	(6,094)
Effect of foreign exchange on cash and cash equivalents	(734)	4,593	(1,611)	5,696
Net decrease in cash and cash equivalents	(557)	(11,254)	(3,212)	(16,263)
Cash and cash equivalents, beginning of period (including restricted cash)	24,503	32,637	27,158	37,646
Cash and cash equivalents, end of period (including restricted cash)	$23,946	$21,383	$23,946	$21,383
Less: cash and cash equivalents from discontinued operations, end of period (including restricted cash)	$—	$15,319	$—	$15,319
Cash and cash equivalents from continuing operations, end of period (including restricted cash)	$23,946	$6,064	$23,946	$6,064

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months and six months ended June 30, 2026 and 2025

Supplementary information	Three Months Ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Interest paid	$45	$536	$111	$1,182
Taxes paid, net of refunds	31	1,050	87	1,406

Changes in working capital:
Accounts receivable	(393)	(8,160)	505	(8,324)
Inventories	159	5,879	197	3,770
Prepaid expenses	498	600	524	920
Accounts payable and accrued liabilities	647	1,056	(675)	(3,240)
Warranty liability	12	92	43	5
	923	(533)	594	(6,869)

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company” or "Westport") was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a supplier of affordable, alternative fuel, low-emissions transportation technologies, Westport designs, manufactures, and supplies advanced components and systems that enable the transition from traditional fuels to alternative energy solutions. The Company's technologies support a wide range of alternative fuels - including natural gas, renewable natural gas, and hydrogen - enabling original equipment manufacturers ("OEMs") and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost effective way.

2. Liquidity and going concern:

For the six months ended June 30, 2026, the Company reported loss from operations of $12,079. Cash used in operating activities from continuing operations was $7,901 for the six months ended June 30, 2026 and was primarily driven by operating losses and decreases in working capital. The Company continues to use cash to support its business activities and support the growth of Cespira. As at June 30, 2026, the Company had cash and cash equivalents of $23,946 and long-term debt borrowed from Export Development Canada ("EDC") of $972, net of deferred financing fees, of which all is current. On May 25, 2026, the Company amended its term loan agreement with EDC and reduced its cash covenant requirement to $3,000 from $15,000. If the Company's cash and cash equivalents fall below the minimum cash requirement, the Company may be required to repay the outstanding amount of the term loan.

On September 29, 2025, the Company filed a final short form base shelf prospectus (the "Shelf Prospectus") with the relevant Canadian securities regulatory authorities allowing the Company to offer up to USD $100,000 of common shares, preferred shares, subscription receipts, warrants, debt securities, or units, or any combination thereof during the 25-month period that the Shelf Prospectus will be effective.

On June 22, 2026, Westport entered into a securities purchase agreement with CVI Investments Inc. ("Selling Shareholder") and agreed to issue and sell to the selling shareholder an aggregate of: (i) 1,600,000 commons shares, (ii) pre-funded warrants to purchase up to 3,254,369 common shares (the "Pre-Funded Warrants"), and (iii) private placement warrants to purchase up to 4,854,369 common shares (the "Warrants"). The closing of the issuance and the sale of the shares, the Pre-Funded Warrants and the Warrants took place on June 23, 2026. Refer to note 12 for more details.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
2. Liquidity and going concern (continued):

In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable a company will be unable to meet its obligations as they become due within one year after the date the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date the consolidated financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable the plans will be effectively implemented within one year after the date the consolidated financial statements are issued; and (2) it is probable the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

Based on the Company's projected capital expenditures, debt servicing obligations and operating requirements under its current business plan, management is projecting that its existing cash and cash equivalents will not be sufficient to fund its operations through the next twelve months from the date of the issuance of these condensed consolidated interim financial statements ("interim financial statements"). These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these interim financial statements are issued.

Although the Company was able to raise equity financing during the quarter ended June 30, 2026, Management continues to evaluate different options to improve Westport's liquidity position, including raising additional funds from the public markets, borrowing debt or other financing alternatives. These plans are not final and are subject to market and other conditions not in the Company's control. As such, there can be no assurances that Westport will be successful in obtaining sufficient funding. Accordingly, the Company concluded under the accounting standards that these plans do not alleviate the substantial doubt about Westport's ability to continue as a going concern.

These interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The interim financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary if the Company were unable to continue as a going concern.

3. Basis of preparation:

(a)    Basis of presentation:

The interim financial statements have been prepared by the Company and do not include all of the information and disclosures required by accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, all normal recurring accruals and adjustments considered necessary for a fair presentation have been included. The results for the three and six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026. The interim financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2025.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
3. Basis of preparation (continued):

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. Certain prior period figures have been adjusted to conform to current period presentation in the interim financial statements.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its interim financial statement presentation is the United States dollar ("U.S. Dollar"). The functional currencies for the Company's significant subsidiaries include the following: U.S. Dollar, Canadian dollar, Euro, and Chinese Renminbi (“RMB”). The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income (loss).

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the condensed consolidated interim statements of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income (loss) until realized through disposal or impairment.

Except as otherwise noted, all amounts in these interim financial statements are presented in thousands of U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended		Average for the six months ended
	June 30, 2026	December 31, 2025	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Canadian Dollar	1.42	1.37	1.38	1.38	1.38	1.41
Euro	0.88	0.85	0.86	0.88	0.86	0.91
RMB	6.79	6.99	6.80	7.23	6.86	7.25

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
3. Basis of preparation (continued):

(c) Warrant liabilities:

The Company's warrant liabilities consist of Pre-Funded Warrants and Common Warrants issued in connection with the June 2026 financing transaction. The warrants are classified as financial liabilities because they do not qualify for the equity classification under ASC 815-40, Contracts in Entity's Own Equity and therefore are required to be accounted for as liabilities. The warrants are initially recognized at fair value and subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in earnings.

i.The fair value of the Pre-Funded Warrant liability is based on the market price of the Company's common shares. Because the exercise price of the Pre-Funded Warrants is nominal ($0.00001 per warrant), the fair value of the Pre-Funded Warrants approximates the market value of the underlying common shares.

ii.     The fair value of the Common Warrant liability is determined using the Black-Scholes-Merton option pricing model. The valuation incorporates market-based inputs, including the Company's share price, exercise price, expected share price volatility, expected term, risk-free interest rate and expected dividend yield. The determination of fair value requires management to apply judgment in selecting the appropriate assumptions and valuation methodology.

As at June 30, 2026, the key assumptions used in the valuation of the warrant liabilities included a share price of $2.26, expected volatility of 55.0%, a remaining term of approximately 1.98 years years, a risk-free interest rate of 4.31%, and an expected dividend yield of nil. The determination of fair value is sensitive to changes in these assumptions. As a result, the fair value of the warrant liabilities and the amount of gains or losses recognized in earnings may vary from period to period due to changes in the Company's share price, expected volatility, risk-free interest rates, remaining term and other valuation inputs.

4. New accounting pronouncements

Upcoming accounting standards not yet adopted:
In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." It requires entities to disclose, in the notes to the financial statements, specified information related to certain costs and expenses disaggregated by type. The standard improves transparency by providing more detailed information about the component of costs and expenses that would enable users to better understand the major components of an entity's income statement by referencing disclosures in the notes to financial statements. This guidance is effective for annual reporting periods beginning after December 15, 2027. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
5. Discontinued operations:

On July 29, 2025, the Company sold its Light-Duty segment to a wholly-owned investment vehicle of Heliaca Investments ("Purchaser"), a Netherlands based investment firm supported by Ramphastos Investments Management B.V. for consideration of $59,975 (€51,424). Purchase price adjustments may impact the final proceeds received from the Purchaser pending satisfaction of certain general representations and warranties provided by the Company that are customary in nature. There was no activity related to the discontinued operations in the three and six months ended June 30, 2026 nor were there purchase price adjustments affecting the loss on disposal recorded in the prior year.

Further, up to $3,790 (€3,250) in potential earnouts will be payable to the Company if certain conditions are achieved in accordance with the terms and conditions of the sale and purchase agreement.

Revenue and expenses of the discontinued operation were as follows:

	Three Months Ended June 30,	Six Months Ended June 30,
	2025	2025

Revenue	$76,372	$140,004
Cost of revenue	61,219	111,160
Gross profit	15,153	28,844
Operating expenses:
Research and development	2,979	5,738
General and administrative	3,756	7,481
Sales and marketing	2,854	5,169
Foreign exchange loss	1,862	2,609
Depreciation and amortization	646	1,279
	12,097	22,276
Income from discontinued operations	3,056	6,568

Income from investment accounted for by the equity method	387	472
Loss on disposal of operations	(30,183)	(30,183)
Impairment of long-lived assets	(664)	(664)
Interest on long-term debt	(391)	(875)
Interest and other income, net of bank charges	133	353
Loss from discontinued operations before income tax	(27,662)	(24,329)
Income tax expense	1,629	2,118
Net loss from discontinued operations	$(29,291)	$(26,447)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
6. Accounts receivable:

	June 30, 2026	December 31, 2025
Customer trade receivables	$3,175	$2,675
Holdback receivable	2,069	5,811
Other receivables	1,085	2,032
Due from related parties (note 14)	289	274
Allowance for expected credit losses	(472)	(615)
	$6,146	$10,177
The Company originally had $9,391 (€8,000) of proceeds held in escrow, which are included in holdback receivable. During the six months ended June 30, 2026 the Company collected in full the first tranche of holdback receivables of $6,493 (€5,500) and recognized a gain in other income of $649. The remaining proceeds held in escrow will be released to the Company in tranches by early and mid-year 2027. Purchase price adjustments may impact the final proceeds received from the Purchaser pending satisfaction of certain general representations and warranties provided by the Company that are customary in nature.

7. Inventories:

	June 30, 2026	December 31, 2025
Purchased parts	$1,872	$2,034
Work-in-process	271	199
Finished goods	602	804
	$2,745	$3,037
During the three and six months ended June 30, 2026, the Company recorded inventory write-downs to net realizable value of approximately $54 and $54, respectively (three and six months ended June 30, 2025 - $140 and $110, respectively).

8. Long-term investments:

	June 30, 2026	December 31, 2025
Cespira Canada LP	$16,993	$19,385
Cespira Sweden AB	27,035	23,329
	$44,028	$42,714
During the three and six months ended June 30, 2026, the Company recognized its share of Cespira's losses of $1,283 and $2,664, respectively as a loss from investment accounted for by the equity method (three and six months ended June 30, 2025 - $3,686 and $7,570).
During the three and six months ended June 30, 2026, the Company contributed additional capital of $3,512 and $6,364, respectively, into Cespira (three and six months ended June 30, 2025 - $4,185 and $8,871, respectively).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
8. Long-term investments (continued):
The carrying amount and maximum exposure to losses relating to Cespira were as follows:

	June 30, 2026
	Carrying amount	Maximum exposure to loss
Equity method investment in Cespira	$44,028	$44,028
Accounts receivable due from Cespira	289	289

Combined assets, liabilities, revenue and expenses of Cespira, are as follows:

	June 30,	December 31,
	2026	2025
Current assets:
Cash and cash equivalents	$16,164	$14,869
Accounts receivable	18,840	18,718
Inventories	9,026	11,566
Prepaid expenses	849	1,157
	44,879	46,310
Property, plant and equipment and right-of-use assets	45,459	46,352
Intangible assets and goodwill	7,000	7,516
Other long-term assets	$16,626	$17,139
Total assets	$113,964	$117,317
Current liabilities:
Accounts payable	$16,670	$20,810
Current portion of provisions	2,034	2,519
Other current liabilities	5,481	6,266
	24,185	29,595
Long-term portion of provisions	2,342	1,618
Onerous contract provisions	1,230	2,890
Total liabilities	$27,757	$34,103
Net assets	$86,207	$83,214

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
8. Long-term investments (continued):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Product revenue	$18,918	$8,344	$34,049	$18,450
Aftermarket revenue	5,517	2,647	9,878	5,719
Service revenue	2,636	1,029	5,393	4,650
	$27,071	$12,020	$49,320	$28,819
Cost of revenue	23,257	13,946	43,930	30,230
Gross profit	3,814	(1,926)	5,390	(1,411)
Operating expenses:
Research and development	1,182	1,888	2,662	4,890
General and administrative	2,969	2,692	5,232	5,419
Sales and marketing	621	322	882	618
Foreign exchange (gain) loss	263	(845)	(449)	(88)
Depreciation and amortization	899	860	1,773	1,590
	5,934	4,917	10,100	12,429
Loss from operations	(2,120)	(6,843)	(4,710)	(13,840)
Interest income, net of bank charges	(73)	25	(19)	32
Loss before income taxes	(2,193)	(6,818)	(4,729)	(13,808)
Income tax (recovery) expense	182	(72)	168	(64)
Net loss	$(2,375)	$(6,746)	$(4,897)	$(13,744)

9. Property, plant and equipment:

		Accumulated	Net Book
June 30, 2026	Cost	Depreciation	Value
Computer equipment and software	3,596	2,859	737
Furniture and fixtures	117	90	27
Machinery and equipment	13,371	9,445	3,926
Leasehold improvements	4,936	4,074	862
	$22,020	$16,468	$5,552

		Accumulated	Net Book
December 31, 2025	Cost	Depreciation	Value
Computer equipment and software	3,598	2,855	743
Furniture and fixtures	119	90	29
Machinery and equipment	13,584	9,505	4,079
Leasehold improvements	4,864	4,110	754
	$22,165	$16,560	$5,605

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
10. Accounts payable and accrued liabilities:

	June 30, 2026	December 31, 2025
Trade accounts payable	$8,722	$11,147
Accrued payroll	3,047	2,704
Taxes payable	3,974	3,533
Deferred revenue	204	471
Due to related parties (note 14)	469	78
	$16,416	$17,933
11. Long-term debt:

Term loan facility	Maturity date	Interest rate	June 30, 2026	December 31, 2025
EDC	September 15, 2026	U.S. Prime Rate plus 2.01%	$972	$2,924
Current portion			972	2,924
Term loan facilities, net of debt issuance costs			$972	$2,924

On December 13, 2021, the credit facility and non-revolving term facility with EDC were refinanced into one $20,000 term loan, with quarterly principal and interest payments. On May 31, 2024, the Company amended the loan agreement with EDC to permit the asset transfer of certain property, plant, and equipment previously pledged to the loan into Cespira, removal of Fuel System Solutions Inc. as a borrower, added Westport Fuel Systems Canada Inc. as a borrower and modified the securities pledged to the loan. The loan is secured by share pledges in the Company's equity interest in Cespira. Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. In May 2026, the Company entered into an amendment agreement with EDC that reduced the minimum consolidated cash balance covenant requirement from $15.0 million to $3.0 million. As at June 30, 2026, the Company is in compliance with all covenants under the financing arrangements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
12. Warrant liabilities:

On June 23, 2026, the Company completed a private placement pursuant to a Securities Purchase Agreement, issuing 1,600,000 common shares, 3,254,369 Pre-Funded Warrants and 4,854,369 Common Warrants for aggregate gross proceeds of approximately $10,000.

The Pre-Funded Warrants are exercisable for up to 3,254,369 common shares at an exercise price of $0.00001 per share and remain exercisable until exercised in full. The Pre-Funded Warrants were classified as liabilities and recorded at fair value on the issuance date due to the US dollar denominated exercise price relative to the Company's Canadian dollar functional currency. The initial fair value of Pre-Funded Warrants was $6,639 at issuance.

The Common Warrants are exercisable for up to 4,854,369 common shares at an exercise price of $2.06 per share and expire two years from the initial exercise date. The Common Warrants contain certain provisions that may, under specified circumstances, require settlement based on the Black-Scholes value of the warrants in cash. The Common Warrants have a US dollar denominated exercise price relative to the Company's Canadian dollar functional currency. The Common Warrants were classified as a liabilities and recorded at fair value on the issuance date. The initial fair value of the Common Warrants was $3,220 at issuance.

During the quarter ended June 30, 2026, the Company recorded a change in the fair value of warrant liabilities of $1,496 in the condensed consolidated statement of operations. At the end of June 30, 2026, the fair value of warrant liabilities was $11,337.

The fair value of the Pre-Funded Warrant liability approximates the market value of the underlying common shares due to its nominal exercise price.

The fair value of the Common Warrants, at the date of issuance on June 23, 2026 and reporting date on June 30, 2026, using the Black-Scholes-Merton ("BSM") option pricing model and the following assumptions:

	June 23, 2026	June 30, 2026
Expected volatility	54.0%	55.0%
Share price	$2.04	$2.26
Risk-free interest rate (%)	4.38%	4.31%
Expected life (years)	2.0 years	1.98 years
Dividend yield (%)	nil	nil

The following table presents the changes in the warrant liability during the period:

	June 30, 2026
	Pre-Funded Warrants	Common Warrants	Total
Initial balance	$6,639	$3,220	$9,859
Change in fair value of warrant liability	725	771	1,496
Foreign currency remeasurement	(9)	(9)	(18)
Ending balance	$7,355	$3,982	$11,337

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
13. Share capital, stock options and other stock-based plans:

On June 23, 2026, the Company issued 1,600,000 common shares as part of the securities purchase agreement. The Company estimated the fair value of the common shares of $126 using the residual allocation approach. Under this approach, the fair value of the Pre-Funded Warrant and Common Warrant liabilities was first determined and recognized at fair value, with the remaining proceeds allocated to the common shares based on their residual fair value.

During the three and six months ended June 30, 2026, the Company issued nil and 20,521 common shares, respectively, net of cancellations, upon exercises of share units (three and six months ended June 30, 2025 – 24,273 and 68,071 common shares, respectively). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units (“Units”):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three and six months ended June 30, 2026, the Company recognized $276 and $444, respectively, (three and six months ended June 30, 2025 - $451 and $736) of stock-based compensation associated with the Westport Omnibus Plan. The Westport Omnibus Plan aims to advance the Company's interests by encouraging employees, consultants and non-employee directors to receive equity-based compensation and incentives. The plan outlines the stock-based options types, eligibility and vesting terms.

A continuity of the Units issued under the Westport Omnibus Plan are as follows:

	Six months ended June 30, 2026		Six months ended June 30, 2025
	Number of Units	Weighted average grant date fair value (CDN $)	Number of Units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	713,061	$11.75	524,322	$11.75
Granted	130,000	2.02	137,151	3.99
Exercised	(20,521)	17.80	(68,071)	17.48
Forfeited/expired	(134,706)	8.55	(117,296)	11.36
Outstanding, end of period	687,834	$5.20	476,106	$8.78
Units outstanding and exercisable, end of period	491	$31.07	491	$31.07

During the six months ended June 30, 2026, 130,000 share units were granted to certain employees (six months ended June 30, 2025 - 137,151).

Values of PSUs are determined using the Monte–Carlo Simulation Model. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. Vesting of DSUs shall occur immediately prior to the resignation, retirement or termination of directorship, in accordance with the terms of Westport's Omnibus Plan.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
13. Share capital, stock options and other stock-based plans (continued):

As at June 30, 2026, $595 of compensation expense related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over 1.5 years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at June 30, 2026 as follows:

June 30, 2026
(CDN $)
Share units:
Outstanding	$2,179
Exercisable	15
Exercised	65

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Research and development	5	15	13	28
General and administrative	271	433	431	680
Sales and marketing	—	3	—	28
	$276	$451	$444	$736

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Stock-based compensation - equity or cash settled	110	181	196	393
Stock-based compensation - cash settled only	166	270	248	343
	$276	$451	$444	$736

Units outstanding settled in cash only are remeasured at each reporting period based on the Company's closing share price. The outstanding liability is reported within accrued payroll in note 10.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
14. Related party transactions:

The Company's related parties are Cespira, directors, officers and shareholders that own more than 10% of the Company's shares.

The Company engages in transactions with Cespira primarily through cross charges, the provision of services and in the prior year, the sale of inventory under a transitional services agreement that ended on June 30, 2025.

Related party transactions with Cespira	Three Months Ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Sales of goods, services, and other income	$6	$9,721	$12	$15,280
Inventory purchased, services and other expenses	404	1,288	434	1,898

Related party balances with Cespira	June 30, 2026	December 31, 2025
Receivables (note 6)	$289	$274
Payables (note 10)	$469	$78
15. Commitments and contingencies:

(a)    Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
16. Segment information:

The Company discloses segment information under two reportable segments, consistent with the manner in which its Chief Operating Decision Maker ("CODM") evaluates its businesses. The Company's CODM is its Chief Executive Officer. These segments are the strategic pillars of the Company and are managed separately as each represents a specific grouping of related automotive components and systems. The reportable segments are further described below. In the prior years, the Company presented its results under three reportable segments: High-Pressure Controls, Heavy-Duty OEM, and Cespira.

On June 30, 2025, the Company ended its transitional service agreement with Cespira providing inventory manufacturing services previously reported under Heavy-Duty OEM in 2025. On July 29, 2025, the Company sold its Light-Duty segment to the Purchaser (note 5). The Company now reports its results in the following two reportable segments: High-Pressure Controls and Cespira.

•High-Pressure Controls: This segment's products include fuel cell and hydrogen fuel system solutions and components.

•Heavy-Duty OEM: Prior to June 3, 2024, this segment's products include HPDI related fuel system solutions and components. Subsequently, this segment's operations were related to the transitional services agreement between Company and Cespira for inventory and contract manufacturing. The transitional service agreement for these services ended June 30, 2025 when Cespira completed their independent set up for inventory manufacturing.

•Cespira: This segment's products include HPDI related fuel system solutions and components after June 3, 2024.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses were allocated among segments and presented differently than the Company would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP.

The Company's CODM uses segment EBITDA disclosed below to evaluate the performance of its reportable segments. The Company believes Segment EBITDA is most reflective of the operational profitability or loss of its reportable segments. The CODM uses this information to drive decisions and resource allocations. Segment EBITDA is used as the key profitability measure when we set our annual budget.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
16. Segment information (continued):
Financial information by reportable segment as follows:

	Three months ended June 30, 2026
	High-Pressure Controls	Cespira	Total Segment
Revenue	$2,717	$27,071	$29,788
Cost of revenue	2,584	23,257	25,841
Gross profit	133	3,814	3,947
Operating expenses:
Research and development	790	1,182	1,972
General and administrative	561	2,969	3,530
Sales and marketing	131	621	752
Depreciation and amortization	11	899	910
	1,493	5,671	7,164
Add back: Depreciation and amortization[1]	221	986	1,207
Segment EBITDA	$(1,139)	$(871)	$(2,010)

	Three months ended June 30, 2025
	High-Pressure Controls	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$2,896	$9,602	$12,020	$24,518
Cost of revenue	2,791	8,865	13,946	25,602
Gross profit	105	737	(1,926)	(1,084)
Operating expenses:
Research and development	1,552	22	1,888	3,462
General and administrative	386	34	2,692	3,112
Sales and marketing	23	3	322	348
Depreciation and amortization	59	—	860	919
	2,020	59	5,762	7,841
Add back: Depreciation and amortization[1]	172	—	772	944
Segment EBITDA	$(1,743)	$678	$(6,916)	$(7,981)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
16. Segment information (continued):

	Six months ended June 30, 2026
	High-Pressure Controls	Cespira	Total Segment
Revenue	$5,002	$49,320	$54,322
Cost of revenue	4,353	43,930	48,283
Gross profit	649	5,390	6,039
Operating expenses:
Research and development	1,738	2,662	4,400
General and administrative	1,112	5,232	6,344
Sales and marketing	226	882	1,108
Depreciation and amortization	96	1,773	1,869
	3,172	10,549	13,721
Add back: Depreciation and amortization[1]	408	1,935	2,343
Segment EBITDA	$(2,115)	$(3,224)	$(5,339)

	Six months ended June 30, 2025
	High-Pressure Controls	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$4,786	$15,035	$28,819	$48,640
Cost of revenue	4,168	13,276	30,230	47,674
Gross profit	618	1,759	(1,411)	966
Operating expenses:
Research and development	2,734	133	4,890	7,757
General and administrative	705	99	5,419	6,223
Sales and marketing	150	23	618	791
Depreciation and amortization	115	—	1,590	1,705
	3,704	255	12,517	16,476
Add back: Depreciation and amortization1	298	—	2,392	2,690
Segment EBITDA	$(2,788)	$1,504	$(11,536)	$(12,820)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
16. Segment information (continued):
Reconciliations of reportable segment financial information to consolidated statement of operations:

	Three months ended June 30, 2026
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$29,788	$27,071	$—	$2,717
Cost of revenue	25,841	23,257	—	2,584
Gross profit	3,947	3,814	—	133
Operating expenses:
Research and development	1,972	1,182	421	1,211
General and administrative	3,530	2,969	3,613	4,174
Sales and marketing	752	621	93	224
Depreciation and amortization	910	899	34	45
	7,164	5,671	4,161	5,654
Equity loss	—	—	(1,283)	(1,283)

	Three months ended June 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$24,518	$12,020	$—	$12,498
Cost of revenue	25,602	13,946	—	11,656
Gross profit	(1,084)	(1,926)	—	842
Operating expenses:
Research and development	3,462	1,888	—	1,574
General and administrative	3,112	2,692	3,686	4,106
Sales and marketing	348	322	264	290
Depreciation and amortization	919	860	47	106
	7,841	5,762	3,997	6,076
Equity loss	—	—	(3,686)	(3,686)

	Six months ended June 30, 2026
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$54,322	$49,320	$—	$5,002
Cost of revenue	48,283	43,930	—	4,353
Gross profit	6,039	5,390	—	649
Operating expenses:
Research and development	4,400	2,662	696	2,434
General and administrative	6,344	5,232	5,896	7,008
Sales and marketing	1,108	882	205	431
Depreciation and amortization	1,869	1,773	59	155
	13,721	10,549	6,856	10,028
Equity loss	—		(2,664)	(2,664)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
16. Segment information (continued):

	Six months ended June 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$48,640	$28,819	$—	$19,821
Cost of revenue	47,674	30,230	—	17,444
Gross profit	966	(1,411)	—	2,377
Operating expenses:
Research and development	7,757	4,890	—	2,867
General and administrative	6,223	5,419	5,974	6,778
Sales and marketing	791	618	560	733
Depreciation and amortization	1,705	1,590	99	214
	16,476	12,517	6,633	10,592
Equity loss	—		(7,570)	(7,570)

Reconciliation of Segment EBITDA to Loss before income taxes	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Total Segment EBITDA	$(2,010)	$(7,981)	$(5,339)	$(12,820)
Adjustments:
Depreciation and amortization[1]	255	219	467	397
Cespira's Segment EBITDA	(871)	(6,916)	(3,224)	(11,536)
Loss on investments accounted for under the equity method (note 8)	1,283	3,686	2,664	7,570
Corporate and unallocated operating expenses	4,127	3,950	6,797	6,534
Foreign exchange gain (loss)	1,693	(4,224)	2,700	(5,427)
Change in fair value of warrant liability	1,496	—	1,496	—
Financing transaction costs	1,085	—	1,085	—
Interest on long-term debt	68	166	158	358
Interest and other income, net of bank charges	6	147	(736)	(502)
Loss before income taxes in continuing operations	$(11,152)	$(5,009)	$(16,746)	$(10,214)
1Depreciation and amortization expenses used in computation for Segment EBITDA and reconciliation to consolidated loss before income taxes are included in cost of revenue and operating expenses on our statement of operations and comprehensive income (loss).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
16. Segment information (continued):

	Three months ended June 30,		Six months ended June 30,
Total additions to long-lived assets, excluding business combinations	2026	2025	2026	2025
High-Pressure Controls	48	821	480	1,379
Corporate and unallocated	—	1	—	16
Total consolidated	$48	$822	$480	$1,395
Cespira's total additions to long-lived assets, excluding business combinations for the three and six months ended June 30, 2026 was $1,515 and $2,543 (three and six months ended June 30, 2025 $322 and $1,571 ).

Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's continuing revenues, as follows:

	% of revenue
	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Asia	34%	5%	45%	7%
Americas	50%	16%	41%	14%
Europe	16%	79%	14%	79%
The measure of segment assets evaluated by the CODM are total assets as reported on the consolidated balance sheet. Total assets are allocated as follows:

	Total assets by segment
	June 30, 2026	December 31, 2025
High-Pressure Controls	18,237	17,392
Corporate & unallocated	66,770	76,617
Total consolidated assets	$85,007	$94,009

17. Financial instruments:

Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has a history of operating losses and negative cash flows from operations. At June 30, 2026, the Company had $23,946 of cash and cash equivalents, including $359 in restricted cash.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and six months ended June 30, 2026 and 2025
17. Financial Instruments (continued):

The following are the contractual maturities of financial obligations as at June 30, 2026:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years
Accounts payable and accrued liabilities	$16,416	$16,416	$16,416	$—	$—
Term loan facility (note 11)	972	1,021	1,021	—	—
Operating lease obligations	1,573	1,814	244	930	640
	$18,961	$19,251	$17,681	$930	$640

Fair value of financial instruments

As at June 30, 2026, cash and cash equivalents are measured at fair value on a recurring basis and are included in Level 1. The carrying amounts reported in the unaudited condensed consolidated interim balance sheets for accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments. The long-term investments represent the Company's interests in Cespira and is accounted for using the equity method. The carrying values reported in the condensed consolidated interim balance sheets for obligations under operating leases, which are based upon discounted cash flows, approximate their fair values. The carrying value of the term loan facility included in long-term debt (note 11) is carried at amortized cost, which approximate its fair value as at June 30, 2026.

The Company has classified the Pre-Funded Warrants and Common Warrants as warrant liabilities (note 12). These warrant liabilities are measured at fair value on a recurring basis and are classified within Level 2 of the fair value hierarchy. The fair value of the Pre-Funded Warrant liability approximates the market value of the underlying common shares due to its nominal exercise price. The fair value of the Common Warrant liability is determined using the Black-Scholes-Merton option pricing model, which incorporates observable and market-corroborated inputs, including the Company's share price, expected volatility, expected term, risk-free interest rate and expected dividend yield. Changes in the fair value of the warrant liabilities are recognized in earnings in the period in which they occur.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.